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                         FORM 12b-25            ----------------------------



                 NOTIFICATION OF LATE FILING    ----------------------------

                                                      SEC FILE NUMBER


                                                ----------------------------
                                                        CUSIP NUMBER



(Check one):
 |_| Form 10-K     |_| Form 20-F   |_| Form 11-K    |X| Form 10-Q
 |_| Form 10-D   |_| Form N-SAR
 |_| Form N-CSR
 For Period Ended:  September 30, 2005
                   -------------------
 |_| Transition Report on Form 10-K
 |_| Transition Report on Form 20-F
 |_| Transition Report on Form 11-K
 |_| Transition Report on Form 10-Q
 |_| Transition Report on Form N-SAR For the Transition Period Ended:__________




If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________

PART I -- REGISTRANT INFORMATION

MBIA Inc
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Full Name of Registrant

N/A
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Former Name if Applicable

113 King Street
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Address of Principal Executive Office (Street and Number)

Armonk, N.Y. 10504
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

    |X|   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (03-05)

               Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     We seek relief pursuant to Rule 12b-25 to file a late Form 10-Q. The Form 10-Q for the period ended September 30, 2005 could not be filed without unreasonable effort or expense and the subject quarterly report will be filed on or before the fifth calendar day following the prescribed due date of November 9, 2005.

     On November 8, 2005, MBIA Inc. ("MBIA") announced that it is restating its financial statements for 1998 and thereafter in connection with potential settlements of investigations by the Securities Exchange Commission, the New York Attorney General's Office and the New York State Insurance Department (the "Regulatory Agencies") regarding agreements entered into by its subsidiary, MBIA Insurance Corporation, in 1998 with AXA Re Finance S.A. ("AXA Re"), Muenchener Rueckversicherings-Gesellschaft (Munich Re) and Converium Re (previously known as Zurich Reinsurance North America). The restatement will correct and restate MBIA's GAAP accounting for the agreements it entered into with Munich Re and AXA Re. As a result, MBIA will account for these agreements as deposits because they did not satisfy the risk transfer requirements for reinsurance accounting under SFAS 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts". To date, no settlements have been approved by the Regulatory Agencies. Any settlements may have additional or different terms.

     In addition, MBIA is restating results from 2001 to 2005 for derivative transactions that do not technically comply with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", even though these transactions were highly effective from an economic standpoint. The effect of the restatement is an increase to net income of $14.7 million for the first nine months and $19.7 million for the third quarter. The cumulative effect of these changes, from 2001 through September 2005, is a non-cash earnings increase of $6.8 million. Although the cumulative effect of $6.8 million is not material, since MBIA is restating its financial results for the Munich Re and AXA Re reinsurance agreements, it will restate each quarter and year affected by the prior method of accounting.

     We are delaying the filing of our Form 10-Q in order to reflect these restatements where necessary in the Form 10-Q.


(Attach extra Sheets if Needed)
PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification
     Ram D. Wertheim, Vice President, General Counsel
     and Secretary                                  (914)          765-3945
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     (Name)                                      (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is
     no, identify report(s).                                     Yes |X| No |_|
     __________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                    Yes |X| No |_|

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     As discussed above in Part III of this form, MBIA will correct and restate its 1998 and subsequent years' financial statements. Results for the quarter and the year to date include the effects of a $75 million accrual for the total amount MBIA estimates, based on discussions to date, it will have to pay in connection with any settlements. MBIA anticipates that the subject report will state that, after giving effect to this restatement and the $75 million accrual, third quarter diluted net income per share declined 18 percent to $1.04 from $1.27 in last year's third quarter, and that MBIA's net income for the third quarter was $141.8 million, compared to $183.2 million in last year's third quarter, a 23 percent decrease. MBIA anticipates that the subject report will state other changes from the corresponding period for the last fiscal year once completed.

===============================================================================
                                    MBIA Inc.
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     November 8, 2005     By  /s/ Ram D. Wertheim
                                  ---------------------------------------------
                                  Ram D. Wertheim
                                  Vice President, General Counsel and Secretary


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
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1.   This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General
     Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).